Filed by Galaxy Digital Holdings Ltd.
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: Galaxy Digital Inc.
(Commission File No.: 333-262378)
Galaxy Reorganization and U.S. Listing FAQ
The following questions and answers briefly address some commonly asked questions and answers relating to proposed Reorganization (as defined below) and Domestication (as defined below) of Galaxy Digital Holdings Inc. (“GDHL”) and subsequent listing on Nasdaq (collectively, the “Proposed Transactions”), including proposals to be presented at the special meeting of GDHL’s shareholders to be held on May 9, 2025 (the “Meeting”), which shall constitute an extraordinary meeting for the purposes of GDHL’s memorandum and articles of association, and the questions that shareholders of GDHL may have relating to the Proposed Transactions. The following questions and answers may not include all the information that may be important to you and that you should consider in making a decision with respect to the Proposed Transactions. Additionally, the following questions and answers are not meant to be a substitute for the information contained in GDHL’s management information circular (the “Management Information Circular”) which will be available on SEDAR+ at www.sedarplus.ca in advance of the Meeting, and this information is qualified in its entirety by the more detailed descriptions and explanations contained in the Management Information Circular. GDHL’s shareholders and other interested persons may obtain a free copy of the Registration Statement (as defined below), including the Management Information Circular/prospectus contained therein and any other relevant documents filed or that will be filed with the Securities and Exchange Commission (the “SEC”), free of charge, by GDHL and Pubco (as defined below) from the SEC’s website at https://www.sec.gov. SHAREHOLDERS ARE ADVISED TO READ THE FINAL VERSIONS OF SUCH DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of the final versions of such documents can also be obtained without charge, when available, via Galaxy’s investor relations website: https://investor.galaxy.com. In this document, we refer to GDHL, GDH LP (as defined below) and Pubco collectively as “Galaxy”.
Questions & Answers
1.    What is the Galaxy Reorganization?
•Subject to the approval of GDHL shareholders at the Meeting, GDHL is proposing to effectuate a reorganization (the “Reorganization”) and domestication (the “Domestication”), which would also include a re-domiciliation of GDHL and Galaxy Digital Holdings LP (“GDH LP”). In summary, under the proposed terms of the Reorganization and Domestication, among other things:
i.GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware.
ii.GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C structures” in the United States, with the Reorganization including the following steps:
(a)Galaxy Digital Inc. (“Pubco”), a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding GDHL ordinary shares ultimately being converted into and exchanged for shares of Class A common stock of Pubco (the “Class A common stock”).
(b)The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL,

who currently controls the general partnership interests of GDH LP, will transfer control of such general partnership interests to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the operations of GDH LP by virtue of his ownership of the shares of Class B common stock that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP).
(c)Pubco will issue shares of new Class B common stock to entities controlled by Michael Novogratz and other holders of Class B limited partnership units (the “Class B Units”) of GDH LP that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their limited partnership interests in GDH LP to Class A common stock of Pubco. The holder of each share of Class B common stock will also hold a newly issued LP Unit (as defined below) of GDH LP that will entitle them to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately 59.9% of Pubco’s voting power immediately following the Reorganization.
(d)Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.
•The “variable voting rights” attached to GDHL’s ordinary shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.
•Pubco has applied to list its Class A common stock on the Nasdaq.
2.    How will the Reorganization impact Galaxy’s share class structure?
•In connection with the Domestication, GDHL will change its name to “Galaxy Digital Holdings Inc.” (“GDH Delaware”). All of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law and without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware, and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B common stock.
•GDH Delaware will issue shares of Class B common stock to the entities controlled by Mr. Novogratz and the other holders of the Class B Units equal to the number of Class B Units held by each such holder.
•In the Reorganization, (i) each share of Class A common stock and Class B common stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock and Class B common stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated in anticipation of the listing on Nasdaq. Following the Reorganization, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
•Each Class B Unit will automatically convert into a single class of units of GDH LP (“LP Units”) that will entitle them to economic rights in GDH LP. Such LP Units cannot be transferred without a concurrent transfer of an equal number of shares of Class B common stock.

•As a result of, and following the Reorganization, GDH Delaware will merge with and into Pubco, and Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests in the form of shares Class A common stock and future securities will be issued by Pubco as the continuing parent entity following such transactions.
3.    Will GLXY shares continue to trade on the Toronto Stock Exchange (“TSX”)? What will happen to current GLXY shareholders who own TSX-listed shares?
•Following the Reorganization and Pubco’s listing on Nasdaq, Pubco will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. As described above, as a result of the Domestication and Reorganization, current GDHL shareholders who own TSX-listed ordinary shares will receive an equal number of shares of Class A common stock of Pubco.
4.    Are shareholders required to transfer their shares from TSX to Nasdaq?
•No, shareholders are permitted to keep their TSX-listed shares.
5.    What is the process for transferring shares from TSX to Nasdaq?
•After the shares of Class A common stock are listed on Nasdaq, shareholders who wish to transfer their shares from TSX should contact their broker or brokerage platform to facilitate the transfer.
6.    If my shares remain on the TSX, will the stock price of GLXY between Nasdaq and TSX differ? Are the shares fully fungible?
•The stock price between Nasdaq and TSX should generally be the same, however there may be minor differences due to the currency conversion rate or short-term disparities due to market forces such as differences in trading hours (i.e. if one exchange closed while the other isn’t) or news impacting one exchange more rapidly than other.
7.    Will shares of Galaxy’s OTC ticker, BRPHF, automatically convert to the new Nasdaq-listed shares?
•We will ensure that OTC trading venues are notified of our listing on Nasdaq. While we expect that trading of BRPHF will cease and that you will be able to trade any previously OTC traded shares on Nasdaq, please consult with your broker regarding your particular situation.
8.    What happens if my current shares have a “U.S. Persons” legend on them?
•The Registration Statement on Form S-4 (the “Registration Statement”) filed by Galaxy in connection with the Reorganization registers shares of Pubco as a new Delaware company that will be issued to all current holders of GDHL ordinary shares.
•Assuming the conditions to close the Reorganization are satisfied, all current holders of GDHL ordinary shares will receive newly issued shares of Pubco, registered pursuant to the Registration Statement.
•None of the shares issued pursuant to the Registration Statement will bear restrictive legends – as they are issued in a transaction registered with the SEC.
9.    How will my voting differ if my shares remain TSX listed versus Nasdaq listed following the Domestication?
•There is no voting difference between the shares of Class A common stock listed on the TSX and the shares of Class A common stock listed on Nasdaq.

10.    What are the reasons for the Reorganization and Nasdaq listing?
•Galaxy expects its Reorganization, Domestication and Nasdaq listing to create shareholder value by:
i.Reducing complexity and restrictions arising from not being a U.S.-listed SEC-reporting company and from uncertainties around its future status as a “foreign private issuer.”
ii.Enabling Galaxy to communicate directly with the U.S. and retail shareholder bases.
iii.Aligning Galaxy’s principal trading market, governing jurisdiction and governance structure to its established U.S. headquarters.
iv.Increase trading liquidity through access to deeper U.S. capital markets.
v.Moving all voting rights to the publicly traded company.
vi.Improving flexibility for future equity and debt capital market needs.
11.    Are there tax implications associated with the Reorganization and Nasdaq listing?
•Please consult with your tax advisor regarding the information provided in Galaxy’s 2024 PFIC Notice and in the Registration Statement in the sections titled “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations.”
CAUTION ABOUT FORWARD-LOOKING STATEMENTS
The information in this document may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended and “forward-looking information” under Canadian securities laws (collectively, “forward-looking statements”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions or strategies regarding the future. Statements that are not historical facts, including statements about the timing and completion, if at all, of the Reorganization and Domestication; listing on the Nasdaq; the effect, benefits of, and creation of shareholder value from, the Reorganization and Domestication; listing of Class A common stock on the TSX; and the Meeting, Management Information Circular and approval of shareholders with respect to the Reorganization and Domestication. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this document are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the inability to complete the proposed Domestication and Reorganization transactions, due to the failure to obtain shareholder and stock exchange approvals, or otherwise; (2) changes to the proposed structure of the proposed Domestication and Reorganization transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining shareholder or stock exchange approval of the transactions; (3) the ability to meet and maintain listing standards following the consummation of the proposed Domestication and Reorganization transactions; (4) the risk that the proposed domestication and reorganization transactions disrupt current plans and operations; (5) costs related to AI/HPC plans, the transactions, operations and strategy; (6) changes in applicable laws or regulations; (7) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (8) changes or events that impact the cryptocurrency and AI/HPC industry, including potential regulation, that are out of our control; (9) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (10) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (11) the possibility that there is a disruption or change in power dynamics impacting our results or current or future load capacity; (12) any delay or failure to consummate the business mandates or achieve its pipeline goals (13) technological challenges, cyber incidents or exploits; (14) risks related to retrofitting our existing facility from mining to AI and HPC infrastructure, including the timing of construction and its impact on lease revenue; (15) any inability or difficulty in obtaining financing for the AI and HPC financing on acceptable terms or at all; (16) changes to the AI and HPC infrastructure needs and their impact on future plans at the Helios campus; (17) risks associated with the leasing business, including those associated with counterparties; and (18) those other risks contained in the Annual Information Form for the year ended December 31, 2024 available on GDHL's profile at www.sedarplus.ca and its Management's Discussion and Analysis, filed on March 28, 2025. Factors that could cause actual results to differ materially from those described in such forward-looking statements include, but are not limited to, financing and construction terms and conditions, a decline in the digital asset market or general economic conditions; the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of the stated addressable market; the failure or delay in the adoption of digital assets and the blockchain ecosystem; a delay or failure in developing infrastructure for our business or our businesses achieving our mandates; delays or other challenges in the mining and AI/HPC infrastructure business related to hosting, power or construction; any challenges faced with respect to exploits, considerations with respect to liquidity and capital planning and changes in applicable law or regulation and adverse regulatory developments. Should one or more of these risks or uncertainties materialize, they could cause our actual outcomes to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.